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                             March 24, 2022

       David Rench
       Chief Financial Officer
       Applied Blockchain, Inc.
       3811 Turtle Creek Blvd., Suite 2100
       Dallas, TX 75219

                                                        Re: Applied Blockchain,
Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed March 21,
2022
                                                            File No. 333-258818

       Dear Mr. Rench:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2022 letter.

       Amendment No. 8 to Registration Statement on Form S-1

       Mining Operation, page 2

   1. We note your response to comment 3 and the related disclosures provided in response to comment 1. Provide pro
forma financial statements prepared in accordance with Article
                                                        11 of Regulation S-X to
give effect to your exit of the crypto mining business and the sale of the equipment. We
refer you to Rule 11-01(a)(4) of Regulation S-X.
 David Rench
FirstName  LastNameDavid
Applied Blockchain, Inc. Rench
Comapany
March      NameApplied Blockchain, Inc.
       24, 2022
March2 24, 2022 Page 2
Page
FirstName LastName
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Carol Sherman